Exhibit 97.1

GREENLANE HOLDINGS, INC.

CLAWBACK POLICY

1.	Introduction

The Board of Directors (the “Board”) of Greenlane Holdings, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an Accounting Restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.	Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3.	Covered Executives

This Policy applies to each individual who served or serves as a current or former Covered Executive, at any time during the applicable performance period for any performance-based compensation Received by such executive on or after the Effective Date.

4.	Recoupment; Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Board will:

a)	review, with respect to each Covered Executive, all performance-based compensation Received by such Covered Executive during the applicable period,

b)	determine the amount of excess Incentive Compensation Received by such Covered Executive during the applicable period;

c)	require reimbursement or forfeiture of any excess Incentive Compensation Received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement; and

d)	reasonably promptly but in any event no later than 60 days after the date an Accounting Restatement is filed with the SEC, provide to each Covered Executive a written notice containing the amount of excess Incentive Compensation and a demand for repayment or return, as applicable.

5.	Incentive Compensation

For purposes of this Policy, Incentive Compensation means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

●	Annual bonuses and other short- and long-term cash incentives.

●	Stock options.

●	Stock appreciation rights.

●	Restricted stock.

●	Restricted stock units.

●	Performance shares.

●	Performance units.

Financial reporting measures include:

●	Company stock price.

●	Total shareholder return.

●	Revenues.

●	Net income.

●	Earnings before interest, taxes, depreciation, and amortization (EBITDA).

●	Funds from operations.

●	Liquidity measures such as working capital or operating cash flow.

●	Return measures such as return on invested capital or return on assets.

●	Earnings measures such as earnings per share.

6.	Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation Received by the Covered Executive directly from the information in the Accounting Restatement, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.

7.	Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder based on all applicable facts and circumstances which may include, without limitation:

a)	requiring reimbursement of cash Incentive Compensation previously paid;

b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

c)	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

d)	cancelling outstanding vested or unvested equity awards; and/or

e)	taking any other remedial and recovery action permitted by law, as determined by the Board.

Notwithstanding anything herein to the contrary, the Company shall not be required to seek recoupment to the extent the Board determines that recoupment would be impracticable in a manner consistent with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, because either the direct expenses paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recovered from that Covered Executive, after the Company has made a reasonable attempt to recover the excess Incentive Compensation.

8.	Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy with the SEC in accordance with the requirements of all applicable securities laws and shall provide any documentation with respect thereto to Nasdaq in accordance with the listing rules.

9.	No Indemnification

The Company shall not indemnify any Covered Executives or their beneficiaries against the loss of any incorrectly awarded Incentive Compensation pursuant to the terms of this Policy or otherwise indemnify or provide advancement of any costs related to the Company’s enforcement of this Policy.

10.	Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Nasdaq Listing Rule 5608, any other applicable rules of Nasdaq and Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC.

11.	Effective Date

This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is Received by any Covered Executive on or after that date.

12.	Amendment; Termination

The Board may amend or terminate this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or rules of any national securities exchange or national securities association on which the Company’s securities are listed. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

13.	Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

14.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

15.	Definitions

For purposes of this Policy, the following terms shall have the following meanings:

a)	“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b)	“Covered Executive” means each executive officer, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

c)	“Received” means the date of actual or deemed receipt, and for purposes of the foregoing, Incentive Compensation shall be deemed received in the Company’s fiscal period during which the applicable financial reporting measure is attained, even if payment or grant of the Incentive Compensation occurs after the end of that period.

d)	“SEC” means the U.S. Securities and Exchange Commission.